UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end     September 30, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from
Commission file number: 0-15495
MESA AIR GROUP, INC. 401(k) PLAN
(Full title of the Plan)
MESA AIR GROUP, INC.
410 North 44th Street, Suite 100
Phoenix, Arizona 85008
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Mesa Air Group, Inc.
401(k) Plan
Financial Statements as of and for the Years
Ended September 30, 2006 and 2005,
Supplemental Schedule as of September 30,
2006, and Report of Independent Registered
Public Accounting Firm

MESA AIR GROUP, INC. 401(k) PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 30, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended September 30, 2006 and 2005	3

Notes to Financial Statements as of September 30, 2006 and 2005, and for the Year Ended September 30, 2006	4–9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Supplemental Schedule of Assets (Held at End of Year) as of September 30, 2006	10
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
Mesa Air Group, Inc. 401(k) Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of Mesa Air Group, Inc. 401(k) Plan (the “Plan”) as of September 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche, LLP
April 13, 2007
Phoenix, Arizona

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2006 AND 2005

	2006	2005
ASSETS
INVESTMENTS:
Participant directed:
At fair value:
Employer stock fund	$2,352,422	$3,463,354
Mutual funds	35,894,389	27,431,372
Money market fund	217,056	32,545
At contract value:
Group annuity contract — Nationwide:
Short Term Indexed Fixed Contract	2,473,789	2,623,724
Uninvested cash	1,242
Participant loans	1,133,549	928,236

Total investments	42,072,447	34,479,231

CONTRIBUTIONS RECEIVABLE:
Employee	203,731	187,440
Employer	67,508	36,627

Total contributions receivable	271,239	224,067

LIABILITIES—Excess contributions payable	151,828	75,000

NET ASSETS AVAILABLE FOR BENEFITS	$42,191,858	$34,628,298

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Dividend income	$1,745,188	$382,743
Interest income	174,356	117,998
Net appreciation in fair value of investments	1,889,551	4,804,160

Total investment income	3,809,095	5,304,901

Contributions:
Employee and Rollover	5,323,220	4,563,948
Employer	1,223,083	928,250

Total contributions	6,546,303	5,492,198

Total additions	10,355,398	10,797,099

DEDUCTIONS:
Benefits paid to participants	(2,756,973)	(2,423,808)
Loan and withdrawal fees	(34,865)	(30,797)

NET INCREASE	7,563,560	8,342,494

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	34,628,298	26,285,804

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$42,191,858	$34,628,298

See notes to financial statements.

MESA AIR GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED SEPTEMBER 30, 2006 AND 2005
1.	DESCRIPTION OF THE PLAN

The following description of the Mesa Air Group, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
a.	General—The Plan is a defined contribution plan sponsored by Mesa Air Group, Inc. (the “Employer”). Under the provisions of the Plan, as amended, union and nonunion employees of the Employer and its affiliates, who are 21 years of age and have completed one year of service are eligible to participate. The Plan is designed to qualify under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code” or “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees may elect to allocate their contributions and their share of Employer contributions to various investment options as specified in the Plan.

The Plan was most recently amended February 6, 2007 to fully amend and restate the Plan to use a prototype plan document sponsored by Boyce and Associates, Inc.

b.	Eligibility—Employees may participate in the Plan at the beginning of the month after they have completed one year of service and have also attained the age of 21.

c.	Contributions and Vesting—Various accounts have been established for pretax voluntary employee contributions, forfeitures and earnings or losses from plan assets.
•	Employee Contribution Account—Salary Reduction Contribution Accounts have been established for pretax voluntary employee contributions ranging from 1% to 15% of employee compensation up to the annual deferral limit set by the IRC.

•	Employer Contributions Account—Contributions to this account are at the discretion of the Employer. In addition, the Employer may contribute to the Plan a discretionary amount as determined by the Employer’s Board of Directors as a profit sharing contribution. Employer profit-sharing discretionary contributions are allocated to eligible active participants based upon the ratio that each participant’s annual compensation bears to the total of all active participants’ annual compensation. From April 15, 2006 to September 30, 2006, Employer matching contributions were 30% of participant contributions up to 10% of compensation. From October 1, 2005 to April 14, 2006 and for the year ended September 30, 2005, Employer matching contributions were 25% of participant contributions up to 10% of compensation.

•	Vesting—Employees are 100% vested in employee deferral contributions and are 20% vested in Employer contribution accounts after two years of service. Vesting subsequently increases 20% per year until the participant becomes fully vested after six years. Participants also become fully vested upon death, total and permanent disability, or reaching age 65, if still employed by the Employer.

•	Forfeited Accounts—Forfeitures are reallocated and may be used to reduce Employer matching contributions. At September 30, 2006 and 2005, forfeited nonvested accounts totaled $104,727 and $29,856, respectively. These accounts will be used to reduce future employer contributions. During the year ended September 30, 2006 and 2005, employer contributions were reduced by $71,042 and $47,717 from forfeited nonvested accounts, respectively.
d.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation. All contributions are directed by the participant into his or her choice of investments offered by the Plan.

e.	Investment Options—As of September 30, 2006, participants may direct employee contributions in 1% increments in any of 16 mutual fund investment options offered by Nationwide Trust Company FSB (“Nationwide”), the Employer Stock Fund, which is a fund that invests in Mesa Air Group, Inc. common stock, and the Short Term Indexed Fixed Contract.

At September 30, 2006, the Employer Stock Fund contained approximately 97% common stock in Mesa Air Group, Inc. and 3% cash pending investment.

The Short Term Indexed Fixed Contract is a group annuity contract with Nationwide. This contract is included in the financial statements at contract value (which is equal to fair value).

f.	Benefits—Benefits are available upon retirement, death, disability or termination. Benefits are paid in the form of a lump-sum payment or installments. Participants may withdraw amounts from their account as set forth in the provisions of the Plan document for certain hardship situations.

g.	Participant Loans—Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of their vested benefits. Loan terms range from one through five years unless funds are used to purchase a primary residence. The loans are secured solely by the vested balance in the participant’s account. The loans accrue interest at a fixed rate determined by the Plan Administrator. The rates are generally comparable to those currently available from commercial institutions. Interest rates on existing loans range from 5.25% to 9.25% as of September 30, 2006. Principal and interest are payable through monthly payroll deductions.

h.	Plan Termination—Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to prior approval of the Internal Revenue Service and the Department of Labor. Upon complete discontinuance of contributions under the Plan, all employees’ rights are nonforfeitable.

i.	Tax Status—The Plan uses a prototype plan document sponsored by EA Edberg Associates Inc. (“Edberg”). Edberg received an opinion letter from the Internal Revenue Service (“IRS”), dated

August 7, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements. As noted above, on February 6, 2007, the Plan was fully amended and restated to use a prototype plan document sponsored by Boyce and Associates, Inc.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation—Investments are stated at September 30, 2006 and 2005, as follows: Nationwide Short Term Indexed Fixed Contract consists of investments in a fully benefit responsive group annuity contract and, therefore, has been presented in the financial statements at contract value; mutual fund investments are stated at market value based upon quoted market prices as determined by the Plan Trustee; the Employer Stock Fund, which contains Mesa Air Group, Inc. common stock and cash, is valued on a unitized basis, whereby the market value is represented by the quoted price of the common stock of Mesa Air Group, Inc. plus the cash. Purchases and sales are recorded on a trade-date basis.

Income Recognition—Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Administrative Expenses—All administrative expenses are paid by the Employer.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the plan but have not yet been paid were $30,125 and $240,076 at September 30, 2006 and 2005, respectively.

Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The following is a summary of the Plan’s investments that exceeded 5% of net assets available for benefits as of September 30, 2006 and 2005.

	2006	2005

Description

Employer Stock Fund	$2,352,422	$3,463,354
Mutual funds:
VanKampen Growth and Income Fund	6,616,976	5,598,267
American Funds EuroPacific Fund	7,246,491	4,973,891
JPM MidCap Growth Fund	5,434,674	4,802,668
Franklin Capital Growth Fund	5,296,467	5,067,107
Aim Real Estate Fund	2,466,795
Group annuity contract—Nationwide:
Short term indexed fixed contract	2,473,789	2,623,724
During the years ended September 30, 2006 and 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Description

Nationwide Trust Company FSB:
Employer Stock Fund	$245,983	$1,615,744
Mutual funds	1,643,568	3,188,416

Total	$1,889,551	$4,804,160

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Short Term Indexed Fixed Contract is a benefit-responsive investment contract with Nationwide Life Insurance Company (“Nationwide Life”). Nationwide Life maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Nationwide Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates were 4.84 percent and 2.99 percent at September 30, 2006 and 2005, respectively. Such interest rates are reviewed on a quarterly basis for resetting. The average yield for the year ended September 30, 2006 was 4.13 percent.

The fair value of the investment contract at September 30, 2006 and 2005 was $2,473,789 and $2,623,724, respectively.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Employer Stock Fund, which contains shares of Mesa Air Group, Inc. common stock. Therefore, these transactions qualify as exempt party-in-interest transactions.

6.	EXCESS PARTICIPANT CONTRIBUTIONS PAYABLE

The Plan failed to pass the Average Deferral Percentage (“ADP”) Test and the Actual Contribution Percentage (“ACP”) Test for the 2006 and 2005 Plan years, with respect to “highly compensated employees” (“HCEs”). In order to correct the failure of the ADP and ACP Tests for the Plan year, federal law generally requires that corrective distributions be made no later than the end of the following Plan year.

The Plan refunded excess contributions amounting to $75,000 for the 2005 Plan year prior to September 30, 2006. As of September 30, 2006, the Plan recorded a payable of $151,828 for the excess contributions related to the 2006 Plan year, which includes $8,389 of investment earnings. The excess contributions and earnings thereon will be refunded to the highly compensated employees in the Plan year ending September 30, 2007.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As a result of the excess participant contributions payable as of September 30, 2006, the following are reconciliations of the financial statements to Form 5500 Annual Return/Report of Employee Benefit Plan to be filed with the IRS (“Form 5500”). There were no reconciling items between the financial statements and Form 5500 as of September 30, 2005.

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of September 30, 2006, is as follows:

Net assets available for benefits per the financial statements	$42,191,858

Excess contributions currently payable at September 30, 2006	151,828

Net assets available for benefits per the Form 5500	$42,343,686

     The reconciliation of contributions per the financial statements to the Form 5500 for the Plan year ended September 30, 2006, is as follows:

Employee and employer contributions per the financial statements	$6,546,303
Add: Excess contribution amounts currently payable at September 30, 2006	143,439

Employee and employer contributions per the Form 5500	$6,689,742

The reconciliation of total investment income per the financial statements to the Form 5500 for the year ended September 30, 2006, is as follows:

Total investment income per financial statements	$3,809,095
Add: Earnings on excess contribution amounts currently payable at September 30, 2006	8,389

Total investment income per the Form 5500	$3,817,484

* * * * * *

MESA AIR GROUP, INC. 401(k) PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SEPTEMBER 30, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par or Maturity Value	Cost	Value

*	Mesa Air Group, Inc. Employer Stock Fund	Employer Stock	**	$2,352,422

	VanKampen Growth and Income Fund	Mutual Fund	**	6,616,976

	Franklin Capital Growth Fund	Mutual Fund	**	5,296,467

	American Funds EuroPacific Growth Fund	Mutual Fund	**	7,246,491

	JPM Diversified MidCap Growth Fund	Mutual Fund	**	5,434,674

	Evergreen Core Bond Fund	Mutual Fund	**	1,681,039

	AIM Real Estate Fund	Mutual Fund	**	2,466,795

	Lord Abbett Midcap Value Fund	Mutual Fund	**	1,251,102

	American Century Small Company Fund	Mutual Fund	**	900,238

	Davis NY Venture Fund	Mutual Fund	**	1,710,778

	American Century Small Cap Value Fund	Mutual Fund	**	821,055

	Fidelity Advisors Leveraged Co Stock Fund	Mutual Fund	**	670,497

	UBS S & P 500 Index Fund	Mutual Fund	**	624,540

	PIMCO High Yield Fund	Mutual Fund	**	514,359

	AIM Midcap Core Equity Fund	Mutual Fund	**	321,298

	Salbro IS Small Cap Growth Fund	Mutual Fund	**	338,080

	Gartmore Money Market Fund	Money Market Fund	**	217,056

	Short Term Indexed Fixed Contract	Benefit-responsive
		Investment Contract	**	2,473,789

	Uninvested cash	Cash	**	1,242

*	Participant loans	Maturing from October 2006
		to June 2021, with
		interest rates ranging
		from 5.25% to 9.25%	**	1,133,549

	TOTAL INVESTMENTS			$42,072,447

*	Indicates party-in-interest to the Plan

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-02791, 333-09395, 333-83799, 333-83801, 333-83303, 333-83805, 33-58646, 333-107404, and 333-125604 of Mesa Air Group, Inc. (the “Company”) on Form S-8 and Registration Statement Nos. 333-108490 and 333-115312 on Form S-3 of our reports dated December 14, 2006, relating to the financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, using the modified prospective transition method, and an explanatory paragraph relating to the Company’s significant code-sharing agreements), of Mesa Air Group, Inc. and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Mesa Air Group, Inc. for the year ended September 30, 2006, and our report dated April 13, 2007, appearing in this Annual Report on Form 11-K of the Mesa Air Group, Inc. 401(k) Plan for the year ended September 30, 2006.
/s/ Deloitte & Touche, LLP
Phoenix, Arizona
April 13, 2007